VIA EDGAR

May 3, 2024

Attention:	Stephany Yang
Melissa Gilmore

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lucid Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 27, 2024 File No. 001-39408

Dear Ms. Yang and Ms. Gilmore:

Lucid Group, Inc. (the “Company,” or “we,” “our” or “us”) is writing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” or the “SEC”) dated April 19, 2024 relating to the Company’s Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”).

For your convenience, we have reproduced the Staff’s comments preceding our responses below. All references to page numbers in our responses are to the pages of the 2023 Form 10-K as applicable. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Management's Discussion and Analysis of Financial Condition and Results of Operations Cost of Revenue, page 77

1.	Please tell us and expand your disclosures to provide additional insight for the increase in inventory and firm purchase commitments write-downs in 2023. Additionally, expand your critical accounting policy disclosures to identify the material assumptions you used in determining the allowance for excess or obsolete inventory, including more details of how you develop certain assumptions such as current and future demand forecasts.

Response: We respectfully advise the Staff that the increase of $357.4 million from $569.5 million in the year ended December 31, 2022 to $926.9 million in the year ended December 31, 2023 in inventory write-downs and losses from firm purchase commitments, is primarily due to a decrease in estimated average selling prices, an increase in overall inventory balances, and inventory obsolescence. The decrease in estimated average selling prices in 2023 compared to 2022 was primarily driven by expected changes in product mix and higher discounts and incentives.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, we will expand our disclosure by including information regarding movements in the inventory write-downs and losses from firm purchase commitments for the comparative periods in the Management's Discussion and Analysis of Financial Condition and Results of Operations Cost of Revenue section.

Additionally, we advise the Staff that we will expand our critical accounting policy disclosures, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, to reflect the following steps we take in determining write-downs for excess or obsolete inventory and to identify the material assumptions used as follows:

We periodically review and record write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts, considering shelf-life and technological obsolescence of certain inventories. Our current and future demand forecasts are based on our historical sales, market share performance, macroeconomic factors and trends in quantities or prices of orders for our products. We evaluate whether raw materials are approaching the end of their shelf-lives or becoming technologically obsolete, and the likelihood that we will be able to use the raw materials in production.

Note 2 - Summary of Significant Accounting Policies Segment Reporting, page 98

2.	Please disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues in future filings. In addition, disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets. Also disclose the amount of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if material. Refer to ASC 280-10-50-41.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that for the year ended December 31, 2023, entity wide disclosures under ASC 280-10-50-41 for revenues from external customers attributed to, and the amount of long-lived assets in an individual foreign country were not disclosed because such amounts were not material. In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), we will disclose (1) revenues from external customers attributed to our country of domicile and attributed to all foreign countries in total from which we derive revenues, (2) long-lived assets located in our country of domicile and located in all foreign countries in total in which we hold assets. We will also disclose the amount of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if it becomes material in future periods.

Revenue from Contracts with Customers, page 101

3.	Please tell us whether the revenue recognition policies disclosed for vehicle sales without Residual Value Guarantee apply to vehicles sales under the EV Purchase Agreement. If different, please disclose in future filings the revenue recognition policies applied to vehicle sales under the EV Purchase Agreement.

Response: We respectfully advise the Staff that the revenue recognition policies disclosed for vehicle sales without Residual Value Guarantee apply to vehicles sales under the EV Purchase Agreement. In future filing, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, we will disclose that the revenue recognition policies for vehicle sales without Residual Value Guarantee apply to vehicles sales under the EV Purchase Agreement.

Note 20 - Related Party Transactions, page 129

4.	We note you disclosed various related party transactions. Please identify on the face of your consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows the amounts of all related party transactions and balances in future filings pursuant to Rule 4-08(k) of Regulations S- X.

Response: We acknowledge the Staff’s comment and in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, we will identify on the face of our condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, and condensed consolidated statements of cash flows the amounts of all material related party transactions and balances pursuant to Rule 4-08(k) of Regulation S-X.

While Rule 4-08(k) of Regulation S-X does not have a concept of materiality, we do not believe that the inclusion of immaterial related party amounts on the face of our condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, and condensed consolidated statements of cash flows would enhance the usefulness of our financial statements and therefore such amounts will be excluded, consistent with Rule 4-02 of Regulation S-X.

Set forth below for the Staff’s consideration is a draft of the Company’s proposed presentation and disclosure.

LUCID GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share and per share data)

	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents		$1,369,947
Short-term investments		2,489,798
Accounts receivable, net (including $ and $35,526 from a related party as of March 31, 2024 and December 31, 2023, respectively)		51,822
Inventory		696,236
Prepaid expenses		69,682
Other current assets		79,670
Total current assets		4,757,155
Property, plant and equipment, net		2,810,867
Right-of-use assets		221,508
Long-term investments		461,029
Other noncurrent assets		180,626
Investments in equity securities of a related party		81,533
TOTAL ASSETS		$8,512,718

LIABILITIES
Current liabilities:
Accounts payable		$108,724
Accrued compensation		92,494
Finance lease liabilities, current portion		8,202
Other current liabilities (including $ and $92,258 associated with related parties as of March 31, 2024 and December 31, 2023, respectively)		798,990
Total current liabilities		1,008,410
Finance lease liabilities, net of current portion		77,653
Common stock warrant liability		53,664
Long-term debt		1,996,960
Other long-term liabilities (including $ and $178,311 associated with related parties as of March 31, 2024 and December 31, 2023, respectively)		524,339
Total liabilities		3,661,026
Commitments and contingencies (Note 12)

STOCKHOLDERS’ EQUITY
Common stock, par value $0.0001; 15,000,000,000 shares authorized as of March 31, 2024 and December 31, 2023; and 2,300,111,489 shares issued and and 2,299,253,664 shares outstanding as of March 31, 2024 and December 31, 2023, respectively		230
Additional paid-in capital		15,066,080
Treasury stock, at cost, 857,825 shares at March 31, 2024 and December 31, 2023		(20,716)
Accumulated other comprehensive income (loss)		4,850
Accumulated deficit		(10,198,752)
Total stockholders’ equity		4,851,692
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$8,512,718

The accompanying notes are an integral part of these condensed consolidated financial statements.

LUCID GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2024	2023
Revenue (including $ and $0 revenue from a related party for three months ended March 31, 2024 and 2023, respectively)		$149,432

Costs and expenses
Cost of revenue		500,524
Research and development		229,803
Selling, general and administrative		168,770
Restructuring charges		22,496
Total cost and expenses		921,593

Loss from operations		(772,161)

Other income (expense), net
Change in fair value of common stock warrant liability		(40,802)
Change in fair value of equity securities of a related party		—
Interest income		40,005
Interest expense		(7,108)
Other income (expense), net		667
Total other income (expense), net		(7,238)
Loss before provision for income taxes		(779,399)
Provision for income taxes		129
Net loss attributable to common stockholders, basic and diluted		$(779,528)

Weighted average shares outstanding attributable to common stockholders, basic and diluted		1,831,725,009

Net loss per share attributable to common stockholders, basic and diluted		$(0.43)

Other comprehensive income (loss)
Net unrealized gains (losses) on investments, net of tax		$4,035
Foreign currency translation adjustments		—
Total other comprehensive income (loss)		4,035
Comprehensive loss		$(775,493)

The accompanying notes are an integral part of these condensed consolidated financial statements.

* * *

LUCID GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss		$(779,528)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		49,838
Amortization of insurance premium		10,263
Non-cash operating lease cost		5,830
Stock-based compensation		53,819
Inventory and firm purchase commitments write-downs		227,048
Change in fair value of common stock warrant liability		40,802
Net accretion of investment discounts/premiums		(21,395)
Change in fair value of equity securities of a related party		—
Other non-cash items		2,345
Changes in operating assets and liabilities:
Accounts receivable (including $ and $0 from a related party for the three months ended March 31, 2024 and 2023, respectively)		17,009
Inventory		(354,154)
Prepaid expenses		(9,082)
Other current assets		22,193
Other noncurrent assets		(27,337)
Accounts payable		(66,174)
Accrued compensation		21,545
Other current liabilities		1,374
Other long-term liabilities		4,340
Net cash used in operating activities		(801,264)
Cash flows from investing activities:
Purchases of property, plant and equipment (including $ and $(20,421) from a related party for the three months ended March 31, 2024 and 2023, respectively)		(241,770)
Purchases of investments		(842,538)
Proceeds from maturities of investments		1,041,151
Proceeds from sale of investments		13,244
Other investing activities		1,197
Net cash provided by (used in) investing activities		(28,716)
Cash flows from financing activities:
Payment for finance lease liabilities		(1,427)
Proceeds from exercise of stock options		2,181
Tax withholding payments for net settlement of employee awards		(6,499)
Net cash provided by (used in) financing activities		(5,745)
Net increase (decrease) in cash, cash equivalents, and restricted cash		(835,725)
Beginning cash, cash equivalents, and restricted cash		1,737,320
Ending cash, cash equivalents, and restricted cash		$901,595

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized		$857
Cash paid for taxes		$—
Supplemental disclosure of non-cash investing and financing activity:
Increases (decreases) in purchases of property, plant and equipment included in accounts payable and other current liabilities		$(19,812)
Property, plant and equipment and right-of-use assets obtained through leases		$3,862

The accompanying notes are an integral part of these condensed consolidated financial statements.

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at GaganDhingra@lucidmotors.com with any questions you may have with respect to the foregoing.

Very truly yours,

LUCID GROUP, INC.

By:	/s/ Gagan Dhingra
Name: Gagan Dhingra
Title: Interim Chief Financial Officer